Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, January 29, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the third quarter ended December 31, 2012 on the evening of February 5, 2013 after market close.  Following the release of third quarter results, NAEP will hold a conference call and webcast on Wednesday, February 6, 2013 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through March 7, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 408509

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=170528

About the Company
North American Energy Partners Inc. (www.naepi.ca) is the premier provider of mining, heavy construction, industrial, and piling services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
General Manager, Corporate Development & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca